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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                ---------------

                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)

                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                   912605102
                     (CUSIP Number of Class of Securities)

                                ---------------

                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7501

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939
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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed on March 16, 1995, by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $24 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995, and in the related Letter of Transmittal (the "Luxottica Offer"), as set forth in this Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3(b)(1) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

             On March 20, 1995, in accordance with the terms of the Severance Agreements with its executive officers and the related Trust Agreements and as a result of the Offer, the Company placed into the trusts created thereunder the aggregate amount of $14.3 million.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

        As previously disclosed, the Board of Directors believes that the best means of providing value to shareholders is to explore fully all alternatives to the Luxottica Offer, and has directed the Company's financial adviser and management to continue to do so. One of the factors considered by the Board of Directors in determining that the Luxottica Offer is inadequate and not in the best interests of the Company and its shareholders was the interest expressed by other parties in exploring potential alternative transaction strategies. As previously announced, the Company has entered into a definitive agreement to sell the Footwear Group to Nine West Group Inc. for approximately $600 million in cash and warrants. For a discussion of the background to the Board of Directors' authorization of the Company's financial adviser to initiate preliminary discussions with certain third parties and to authorize discussions with others, see Item 7 of the Schedule 14D-9.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     Item 7(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

        The Company and Wolfensohn are continuing to explore strategic alternatives, including the sale of the Company or one or more of its remaining businesses.

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             On March 23, 1995, Mr. Bannus B. Hudson, President and Chief
        Executive Officer of the Company, delivered a letter (the "March 23 Letter to Luxottica") to Mr. Claudio Del Vecchio, a Managing Director of Luxottica, containing the following text:

                                          March 23, 1995
       Mr. Claudio Del Vecchio
       Managing Director
       Luxottica Group
       44 Harbor Park Drive
       Port Washington, New York 11050

        Dear Claudio:

             I am in receipt of your letter requesting an opportunity to reopen communications between Luxottica and U.S. Shoe regarding a possible transaction that might maximize value to the shareholders of U.S. Shoe. As you know, the Directors of U.S. Shoe have determined that Luxottica's $24 per share tender offer is inadequate and not in the best interests of U.S. Shoe or its shareholders. We believe that, especially taking into account the value represented by the agreement we have entered into with Nine West, the value of U.S. Shoe as a whole is in excess of the $24 Luxottica offer.

             As we said in U.S. Shoe's Schedule 14D-9, our "Board of Directors believes that the best means of providing value to shareholders is to explore fully all alternatives . . . ." In that regard, we have been engaged in discussions with other parties regarding potential alternative transactions and we have furnished them with certain non-public information. If Luxottica is interested in pursuing a transaction in which the value received by shareholders of U.S. Shoe would be enhanced, we would be prepared to explore that with you. As with all other interested parties, we would be prepared to share with Luxottica certain non-public information on the condition that Luxottica executes and delivers an appropriate confidentiality agreement.

             You have said you are confident that you can satisfy any concerns we may have with respect to your offer. You know my concern. It is value, and I have no doubt about the value of U.S. Shoe's businesses.

                                          Sincerely,

                                          /s/ Bannus B. Hudson
                                          Bannus B. Hudson
                                          President and Chief Executive Officer

             Copies of the March 23 Letter to Luxottica and the text of the press release regarding the March 23 Letter to Luxottica are filed as Exhibits 16 and 17, respectively, and are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

             The Luxottica Action. Prior to March 16, 1995, the Company voluntarily agreed to furnish certain shareholder information requested by the Luxottica Plaintiffs to them. The Company did not agree to furnish certain information regarding non-objecting beneficial owners ("NOBO Information") which was not in the possession of the Company to the Luxottica Plaintiffs. On March 22, 1995, the District Court ruled that the Company is not obligated to furnish NOBO Information to

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        the Luxottica Plaintiffs to the extent such NOBO Information is not in the possession of the Company.

             On March 16, 1995, the District Court issued an injunction prohibiting the Company, the Company's Directors and the State of Ohio from classifying or treating any Shares as "interested shares" pursuant to ORC sec. 1701.01(CC)(2) for purposes of conducting the shareholder vote on Luxottica's proposed control share acquisition at the Special Meeting of the Company's shareholders to be held pursuant to the Control Share Acquisition Act.

             On March 22, 1995, the Company and all the Company's Directors filed an Answer denying all claims of the Luxottica Plaintiffs, and the Company filed a Counterclaim against the Luxottica Plaintiffs (the Answer and the Counterclaim, together, the "Company Answer and Counterclaim"). The Counterclaim asserts that the Luxottica Plaintiffs are violating the disclosure requirements of federal securities law by false and misleading statements and non-disclosures contained in Luxottica's Offer and Schedule 14D-1, and that the Luxottica Plaintiffs have not delivered to the Company's shareholders substantial information required by Section 1707.041 of the Ohio Revised Code. The Counterclaim seeks to declare Luxottica's acquisition of the Company's Shares to be in violation of Section 14(d)-(e) of the Securities Exchange Act of 1934, as amended, and Section 1707.041 of the Ohio Revised Code, to restrain further violations of these laws, to require Luxottica to withdraw its Offer and to enjoin the Offer from being consummated, until such time as the Luxottica Plaintiffs have complied with applicable laws. A copy of the Company Answer and Counterclaim is filed as Exhibit 18 and is incorporated herein by reference. The foregoing description of the Company Answer and Counterclaim is qualified in its entirety by reference to the text of the Company Answer and Counterclaim.

             On March 23, 1995, the District Court granted the Company's Motion for an Injunction to prohibit the Luxottica Plaintiffs from distributing false and misleading information regarding their ability to set record dates for U.S. Shoe shareholder meetings and record dates for the solicitation of agent designations for calling shareholder meetings. The Court permanently enjoined the Luxottica Plaintiffs from making any public statement, any direct statement to the Company's shareholders and any statement in any proxy or tender offer materials to be delivered to the Company's shareholders which represents that the Luxottica Plaintiffs have the ability to set or have set any record date in connection with any meeting of the Company's shareholders or any record date for soliciting consents or agent designations for the purpose of calling any special meeting of the Company's shareholders. The text of the order of the District Court dated March 23, 1995 (the "March 23 District Court Order") and the text of the press release regarding the March 23 District Court Order are filed as Exhibits 19 and 20, respectively, and are incorporated herein by reference. The foregoing description of the March 23 District Court Order is qualified in its entirety by reference to the text of the March 23 District Court Order.

             On March 23, 1995, the District Court denied the Company's Motion for an Injunction to prohibit the Luxottica Plaintiffs from using the shareholder list they obtained from the Company under Ohio law to mail proxy materials directly to the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

          Exhibit 16 - March 23 Letter to Luxottica.

          Exhibit 17 - Text of Press Release issued by the Company, dated March
                       23, 1995, relating to the March 23 Letter to Luxottica.

          Exhibit 18 - Company Answer and Counterclaim.

          Exhibit 19 - March 23 District Court Order.

          Exhibit 20 - Text of Press Release issued by the Company, dated March
                       23, 1995, relating to the March 23 District Court Order.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 1995

                                          THE UNITED STATES SHOE CORPORATION



                                          By: /s/ Bannus B. Hudson
                                            ------------------------------------
                                              Name: Bannus B. Hudson
                                              Title: President and Chief
                                              Executive Officer

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                                EXHIBIT INDEX
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          Exhibit No.                    Description
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          Exhibit 16 - March 23 Letter to Luxottica.

          Exhibit 17 - Text of Press Release issued by the Company, dated March
                       23, 1995, relating to the March 23 Letter to Luxottica.

          Exhibit 18 - Company Answer and Counterclaim.

          Exhibit 19 - March 23 District Court Order.

          Exhibit 20 - Text of Press Release issued by the Company, dated March
                       23, 1995, relating to the District Court Proceeding.